SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549
______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August 2023

Commission File Number: 001-36349

MediWound Ltd.
(Translation of registrant’s name into English)

42 Hayarkon Street
Yavne, 8122745 Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

CONTENTS

Appointment of New Board Member

On August 15, 2023, the Board of Directors (the "Board") of MediWound Ltd. (the "Company") appointed Mr. Shmuel (Milky) Rubinstein as a new member of the Board.

Mr. Rubinstein brings a distinguished record of pharmaceutical and biotechnology leadership to the Company. He is the Chairperson of the Board at Trima Pharma and serves as a board member at Strata Skin Sciences (Nasdaq: SSKN), Medison Biotech, Keystone Dental and additional private companies. Additionally, Mr. Rubinstein has previously served as a director at Kamada (Nasdaq: KMDA), Clal Biotechnology Industries (TASE: CBI), and Exalenz Bioscience, the latter of which was acquired by Meridian Bioscience. Mr. Rubinstein also held the position of CEO at Taro Pharmaceuticals (Nasdaq: TARO), which was subsequently acquired by Sun Pharmaceuticals.

Mr. Rubinstein's appointment follows the tenure of Mr. Assaf Segal, who has stepped down from the Board. Mr. Segal's resignation was not the result of any disagreement with the Company, its management, or the Board.

Incorporation by Reference

The contents of this Report of Foreign Private Issuer on Form 6-K are hereby incorporated by reference into the Company’s Registration Statements on Form S-8, filed with the SEC on April 28, 2014, March 24, 2016, March 19, 2018, March 25, 2019, February 25, 2020, May 15, 2021 and August 9, 2022 (Registration Nos. No. 333-195517, 333-210375, 333-223767, 333-230487, 333-236635, 333-255784, and  333-266697, respectively) and on Form F-3, filed with the SEC on May 25, 2022 and March 31, 2023 (Registration Nos. 333-265203 and 333-268297, respectively).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 15, 2023	MEDIWOUND LTD. By: /s/ Hani Luxenburg Name: Hani Luxenburg Title: Chief Financial Officer